Exhibit 99.1

NEWS

Starfield Resources Announces Full 2007 PGE
Drill Results From Ferguson Lake

Samples From Low-Sulphide Deep Zone Return High PGE Values

Toronto, Ontario - February 25, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today released complete fire-assay results from its 2007 platinum group element (PGE) 19-hole drill program at the Company’s Ferguson Lake project in Nunavut.

“The results are very encouraging and show some high concentrations of PGEs,” said André Douchane, President & CEO of Starfield.  “The data indicate significant mineralization at previously under-explored depths and clearly warrant further exploration this year.”

This drill program took place during the second half of 2007 in the Main West Zone of Ferguson Lake.  The initiative targeted the low-sulphide, PGE style of mineralization hosted in the Ferguson Lake Sulphide Intrusive Complex.  This potential high-grade, low-sulphide mineralization was identified along strike in previous drilling.  It is situated approximately 30 to 50 metres below the PGE-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit.

The massive sulphide base metal PGE resource that is currently identified and qualified in Starfield’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGE mineralization, which the most recent drill program aimed to assess.

Highlights of assay results from the drill program are provided in the accompanying table.  Assaying for additional PGEs, such as rhodium, is more complex and time-consuming, and is still in progress.  Previous drilling has identified the presence of rhodium; hole FL02-132 contained a 0.1-metre interval assaying 2.58 grams per tonne.  At close of business, Friday, February 22, 2008, the ask prices on the New York Metal Exchange for platinum, palladium and rhodium were US $2176.00, US $521.00 and US $9060.00 respectively.

Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	2 PGE (g/t)
FL07-360	168.00	170.00	2.00	2.41	1.83	4.24
FL07-361	177.50	179.00	1.50	1.02	16.24	17.26
FL07-361	179.00	180.60	1.60	2.02	0.76	2.78
FL07-361	182.00	183.50	1.50	0.66	6.99	7.65

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Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	2 PGE (g/t)
FL07-361	185.00	186.50	1.50	1.70	13.21	14.91
FL07-361	188.00	189.50	1.50	1.17	27.63	28.80
FL07-362	141.15	143.00	1.85	1.81	32.33	34.14
FL07-363	140.00	141.50	1.50	2.48	0.46	2.94
FL07-363	142.95	144.30	1.35	39.25	9.44	48.69
FL07-363	146.00	146.80	0.80	8.25	14.12	22.37
FL07-363	161.00	161.70	0.70	1.94	16.40	18.34
FL07-363	161.70	162.20	0.50	1.82	29.05	30.87
FL07-363	226.45	228.05	1.60	1.64	3.04	4.68
FL07-364	138.56	140.00	1.44	2.50	0.36	2.86
FL07-364	148.60	150.05	1.45	1.24	6.93	8.17
FL07-364	151.52	152.85	1.33	2.90	3.58	6.48
FL07-364	164.66	165.37	0.71	4.04	2.78	6.82
FL07-364	165.37	165.94	0.57	8.39	34.83	43.22
FL07-365	176.00	177.43	1.43	9.93	0.66	10.59
FL07-365	180.22	181.65	1.43	1.50	0.16	1.66
FL07-366	183.00	183.64	0.64	1.59	2.51	4.10
FL07-366	183.64	184.49	0.85	2.17	3.00	5.17
FL07-366	247.13	248.50	1.37	1.72	3.09	4.81
FL07-367	157.50	159.00	1.50	1.66	2.93	4.59
FL07-367	180.52	182.00	1.48	3.67	0.99	4.66
FL07-367	182.00	183.50	1.50	2.18	1.72	3.90
FL07-368	154.08	155.29	1.21	1.58	9.08	10.66
FL07-368	164.00	165.77	1.77	6.43	17.36	23.79
FL07-368	248.00	248.50	0.50	0.42	13.92	14.34
FL07-369	No significant mineralized intervals
FL07-370	167.00	168.54	1.54	2.05	2.16	4.21
FL07-370	170.00	171.37	1.37	2.05	2.16	4.21
FL07-370	177.40	179.00	1.60	0.53	5.65	6.18
FL07-371	187.78	189.10	1.32	1.86	0.11	1.97
FL07-372	No significant mineralized intervals
FL07-373	156.50	158.00	1.50	2.38	0.73	3.11
FL07-374	168.68	170.10	1.42	2.55	1.55	4.10
FL07-374	171.56	173.00	1.44	1.95	4.12	6.07
FL07-374	173.00	174.49	1.49	9.47	2.38	11.85
FL07-374	177.24	178.69	1.45	9.35	2.39	11.74
FL07-374	178.69	180.07	1.38	6.10	8.05	14.15
FL07-374	181.48	182.92	1.44	0.73	6.86	7.59

Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	2 PGE (g/t)
FL07-374	191.46	192.94	1.48	2.56	2.04	4.60
FL07-375	177.58	179.00	1.42	2.43	5.86	8.29
FL07-376	Hole not drilled in 2007 program
FL07-377	Hole not drilled in 2007 program
FL07-378	182.28	183.75	1.47	0.39	5.66	6.05
FL07-379	148.78	149.69	0.91	2.61	2.22	4.83
FL07-379	160.85	162.25	1.40	1.63	0.19	1.82
FL07-379	185.35	186.44	1.09	1.05	5.03	6.08
FL07-380	177.50	179.00	1.50	3.07	0.87	3.94

*2PGE(g/t) = Pt (g/t) + Pd (g/t)

A map illustrating the fall 2007 PGE drill program can be viewed on the news release version at Starfield’s website at www.starfieldres.com.

Two areas where previous drilling had identified the potential high grade, low sulphide PGE were chosen as prospective targets to test the footwall mineralized horizon in greater detail. The true width is still not known. This high-grade, low-sulphide PGE footwall zone will be the main focus of the Company’s 2008 drilling program, with continued closely spaced drilling, both up and down dip and along strike.

“We continue to be very enthusiastic about the platinum potential at Ferguson Lake and we plan to continue the fall 2007 drill program this year,” said Mr. Douchane.  “We expect to start drilling in April and continue straight through to September.”  The 2008 program will utilize three drill rigs at Ferguson Lake, drilling between 40 and 50 new exploration holes totaling from 20,000 to 30,000 metres.  Of the total, 75% will be in the low-sulphide platinum mineralization and the results should permit an updated NI 43-101 compliant resource measurement.

Starfield’s diamond drilling, logging and sampling was overseen and carried out by Don Cowan, MSc, PEng, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at Acme Analytical Laboratory Ltd.’s (AcmeLabs) facilities, initially in Vancouver and latterly in Yellowknife.

The NQ-sized core samples were logged and marked for sampling and then split in half by diamond saw.  One half of the core was bagged and marked for sampling, and the other half was retained as a record.  More than 137,912 meters of core from 378 holes are stored for future reference at Ferguson Lake. The core samples were given a sample number, which was recorded and each sample sealed and shipped directly to the assay laboratory for preparation and processing by fire assay methods.  Inter-laboratory checks and repeat analysis of high-grade samples is an ongoing part of the Ferguson Lake project check system.

AcmeLabs is an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis.  AcmeLabs issues signed Certificates of Analysis and Assay Reports.

Within the next several weeks the Company will release further details of its 2008 exploration and drilling programs.  Management expects results of the Company’s scoping study will be available in early April.  The rhodium assays will be released as soon as they are received in total and verified.

Conference Call Details

The Company will hold a conference call on Tuesday, February 26, 2008 at 10:00 am ET to discuss the 2007 drill program results and provide a corporate update.

Analysts and investors can participate by dialing 416-644-3422 or toll free 1-800-733-7571. An archived audio recording will be available until midnight on March 4, 2008.  To access it, dial 416-640-1917 or 1-877-289-8525 followed by the passcode 21263926#.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from massive sulphides at Ferguson Lake.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

www.starfieldres.com

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